Exhibit (a)(22)

NOTICE OF

EXPIRATION OF BLOCKBUSTER INC. STOCK OPTION EXCHANGE OFFER

AND

ACCEPTANCE AND CANCELLATION OF TENDERED STOCK OPTIONS

IN EXCHANGE FOR

RESTRICTED SHARES, RESTRICTED SHARE UNITS, OR CASH

December 13, 2004

The offer by Blockbuster Inc. to exchange outstanding, unexercised options to purchase shares of Blockbuster Inc. class A common stock for (i) restricted shares of Blockbuster Inc. class A common stock, (ii) restricted share units settleable in Blockbuster Inc. class A common stock, or (iii) cash, expired at 5:00 p.m., Eastern time (U.S.A.), on December 10, 2004.

Blockbuster Inc. accepted all properly tendered options upon expiration of the exchange offer. Blockbuster Inc. issued restricted shares and restricted share units effective as of December 10, 2004, in exchange for options tendered and accepted in the exchange offer that were eligible to be exchanged for restricted shares and restricted share units. Awards of restricted shares and restricted share units will be held by EquiServe Trust Company, N.A. (“EquiServe”), Blockbuster Inc.’s transfer agent. One third of each grant of restricted shares and restricted share units will vest annually, beginning December 20, 2004.

Blockbuster will promptly make cash payments in exchange for options tendered and accepted in the exchange offer that were eligible to be exchanged for cash.

If you have any questions regarding your EquiServe account or need additional assistance, please contact EquiServe’s Customer Service Department by phone at 1-800-726-7438 or 1-201-222-4400. Please note that, if you are dialing from outside of the United States, Canada, Puerto Rico, or the Virgin Islands, you must use the access code for your country listed below.

Argentina	0-800-555-4288 or 0-800-222-1288
Australia	1-800-881-011 or 1-800-551-155
Chile	800-225-288
Denmark	8001-0010
Ireland	1-800-550-000
Italy	800-172-444
Mexico	01-800-288-2872
Spain	900-99-00-11
Taiwan	0080-10288-0
United Kingdom	0500-89-0011 or 0800-013-011
Uruguay	000-410